As filed with the U.S. Securities and Exchange Commission on March 2, 2007

Commission File No. _____________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

OPTICON SYSTEMS, INC.
(Name of Small Business Issuer in its charter)

Nevada	20-2583185
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

Suite 307, 17250 Knoll Trail, Dallas, Texas	75248
(Address of principal executive offices)	(Zip Code)

(972) 248-9866
(Issuer's telephone number)

J. Marshall Batton, President
Suite 307
17250 Knoll Trail
Dallas, Texas 75248
(Name and Address of Agent for Service)

(972) 248-9866 (voice)

(Telephone number, including area code, of agent for service.)

Copy To:
Jackson L. Morris, Esq.
3116 W. North A Street, Tampa, FL 33609-1544
Telephone: (813) 874-8854 Facsimile: (800) 310-1695
E-mail: jackson.morris@rule144solution.com

Securities to be registered under Section 12(b) of the Act:	None

Securities to be registered under Section 12(g) of the Act:	Common Stock, $0.001 par value

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I
Item 1. Description of Business.

OUR CORPORATE HISTORY AND ORGANIZATION

“We” and “our” refer to OptiCon Systems, Inc., a Nevada corporation. We were incorporated in Nevada on October 22, 2004. Our founders are J. Marshall Batton, Jeffrey A. Hoke, Jacques Laurin, Douglass W. Wright and Saeed ("Sam") Talari. On July 26, 2005, we purchased the Opticon Network Manager assets (software and related intellectual property) from FutureTech Capital LLC, a company solely owned by Mr. Talari, for consideration of eighty-four million shares (25,290,000 shares after a 1 for .30107143 reverse stock split on April 4, 2006) of our common stock. On July 29, 2005, our founders and FutureTech exchanged all of our stock that they owned for stock in Hathaway Corporation. In this exchange, we became a wholly owned subsidiary of Hathaway.

OUR BUSINESS

In 2005, we acquired all of the intellectual property assets comprising the Opticon Network Manager software. We made the software acquisition from FutureTech Capital LLC, a related party. FutureTech had purchased the Opticon Network Manager software from Corning Cable Systems, Inc. on July 26, 2005. Corning Cable Systems, Inc. had developed the Opticon Network Manager software, beginning in 1995, and licensed this most widely used fiber optic management system in the industry under the trade name "OptiCon". The Opticon Network Manager software was designed to manage large fiber optic networks more efficiently. Corning Cable developed three versions of the Opticon Network Manager software, concluding in March 2003 with the R3 version. The Opticon Network Manager software developed and licensed by Corning Cable was installed at approximately 150 locations by sixty companies. Corning Cable's customers for the Opticon Network Manager software included Comcast, TimeWarner and Charter Communications, among the others, and covered ten of the top twenty-five cable providers. When Corning Cable terminated support and maintenance of the Opticon Network Manager software in 2004, it executed a "end-of-life plan", notifying its customer base by registered mail one year in advance. We believe a significant number of these installations, including those at Comcast, TimeWarner and Charter Communications are still in use; but, we do not and will not receive any revenues from these existing licensees of the Opticon Network Manager software, unless we are successful in selling service and support for the R3 version or we are successful in licensing our new R4 version to existing licensees.

What Our Technology Does

The Opticon Network Manager software significantly reduces the time and expense required to manage, maintain and repair a fiber optic cable system. The length of a fiber optic cable is limited only by the delivery requirements of the particular installation. Unlike the signal strength loss in copper wire cable which limits the length of copper wire cable segment to three thousand feet between amplification points, there is no loss of signal strength in fiber optic cable. Fiber optic cable may be many miles in length. The ability to quickly detect and repair cable breaks and faults is critical to the quality of service provided by a cable system operator to its customers. As cable operators move into voice services they move into a quality of service (QoS) which requires a 99.999% "uptime" (the standard for telephony service providers). While subscribers to cable television and the Internet on a fiber optic cable system may accept service outages of up to hours and even days as an inconvenience or irritation, interruption of telephone serve (voice) of even much shorter duration is unacceptable to consumers. This is particularly true with respect to emergency 911 service. Providing telephone service over fiber optic cable becomes commercially feasible only with the ability to (a) provision (provide service to) new customers promptly, (b) reduce service interruptions by effective management and maintenance, (c) quickly restore service when interruptions occur due to cable breaks and faults and (d) reduce the cost of maintenance, service and repair to a level comparable to copper wire cable (cable companies average eight truck rolls per outage, whereas service providers to copper wire cable average 1.6 truck rolls per outage).

The Advantages of Our Technology

The Opticon Network Manager software, among other things described below, -

•	Isolates cable cuts, breaks and faults, service degradation and other optical events to within plus or minus five feet of the event; and

•
Produces a GPS (global positioning system) location for the outage to an approximate five foot section of cable (GPS location can be better or worse, depending upon the accuracy of the data supplied to the system).

To our knowledge, the Opticon Network Manager software is the only commercially available fiber optic management software offering these features. The Opticon Network Manager software takes into account all of the physical variables in the installation of fiber optic cable. Other systems now in use determine the location of the cut, break or fault based on the length of the cable from the test point. They do not identify the actual geographic location of the cut, break or fault. They provide a distance to a fault determined by a reflectometer (a ping like radar is put on the line and the amount of time it takes for the ping to return determines the distance) which may differ as much as thirty percent from fault, as a result of cable twist and other factors in the physical installation of the cable, such as deviations from a straight line caused by obstacle avoidance, grade change, slack between attachment points and ground versus overhead deployment.

When the Opticon Network Manager software detects a significant optical event, it sends an alarm to any type of communications device which, in turn, alerts management. The Opticon Network Manager software can automatically print a work order and dispatch a repair crew to the correct location, using its mapping capability. Identifying the precise location of a cable cut, break or fault to within plus or minus five feet reduces the time needed to locate and repair the cable. The corollary of reduction in time to locate and repair is reduction in personnel and equipment cost. Rather than hours spent locating a cut, break or fault in long runs of fiber optic cable with an average of up to eight crews on the road for a single occurrence, personnel time and equipment cost is materially reduced to an average of 1.5 crews and trucks on the road. This feature of the Opticon Network Manager software brings maintenance and repair costs of fiber optic cable into line with those costs for wire cable where cuts, faults and breaks can be isolated between amplification points - a maximum of three thousand feet.

Additional features of the Opticon Network Manager software include the ability to -

•	Track fiber strands in use;

•	Track fiber strands available for use (that is, attached to equipment, but not in use); and

•	Track fiber strands in inventory (available, but not attached to any equipment, or dark).

Our products

We have two products. These are the OptiCon R3 system, as developed by and acquired from Corning Cable via FutureTech; and, the OptiCon R4 system, which we also acquired from Corning Cable approximately seventy-five percent complete.

The OptiCon R3 system is available for licensing, and has been licensed by Corning Cable. It provides a complete management structure for a physical fiber optic network. The OptiCon R3 system can be used by both cable providers and telephone systems that have deployed or are in the process of deploying fiber optic cable. It can be used both (a) during the installation process of the fiber optic cable and (b) during the operation of the fiber optic network.

The OptiCon R3 system provides the single repository for all data which documents the fiber optic network. During installation, the OptiCon R3 system interfaces with the carrier’s work order system to ensure the accurate collection of all data relevant to the ongoing management of the network. For example, it tracks all of the components of the system, it maps both outside locations and inside equipment and their layouts, it maps and tracks all network connections and all customers served. It links all of this data using an Oracle relational database and tracks all components to a GPS location.

After installation of the fiber optic network, the OptiCon R3 system provides these additional four capabilities -

•	It improves the circuit assignment process and provisioning of new customers during the implementation phase;

•	It automates the network management and maintenance functions;

•	It complements a carrier’s existing systems and databases; and

•	It is accessible to personnel at all levels.

During the implementation phase, the location and paths all fiber strands are captured and moved from dark, to inactive, to active status during the provisioning process. The OptiCon system also displays for the operator selected fiber paths to customers or fiber paths available for new customers. It also displays all relevant information about that fiber path, including its current status, the service type being provided and relevant wavelength. All of these capabilities reduce the time and cost necessary for fiber provisioning for and assignment of circuits to customers. Without the OptiCon system, it can take up to forty-five days to provision a fiber cable; that is, manually finding an available fiber optic route to the customer’s premises.

In network management, all relevant network information is available to the operator online. Drawing on information in the data base, the OptiCon system automatically displays network connections, provides access to historical outage records, generates detailed work orders and provides a variety of other network information essential to operating a complex cable network.

The OptiCon R3 system is built on the widely used Oracle relational database and uses MapInfo GIS to display and manipulate data, which is graphically highlighted on maps to provide easy use with a Windows interface requiring minimal user training. The OptiCon R3 system is customizable, allowing users to specify unique reporting options to reflect specific needs. These features both reduce the cost of implementation by extending the functionality of the operator's existing systems, while dramatically reducing response times and allowing immediate access to critical data.

In order to provide a GPS location within plus or minus five feet, the OptiCon R3 system -

•	Accepts cable system design data to determine the distance between two points in a network;

•	Accepts inputs from the installing field crew, such as a variety of local data points (point to point sheath lengths, GPS coordinates, elevations and slack in the cable at any point);

•
Stores all of the specific information on fiber cable manufacturer’s product number and specific characteristics (each product line within a manufacturer's product offering can have different specifications); and

•	Manages all network information in a single repository and GIS system;

When a fault is detected, the OptiCon R3 system issues a work order for repair services. The technician goes to a starting point identified in the work order and uses a reflectometer (OTDR) to determine the distance from the starting point to the cut/fault/break. The technician updates the work order with the OTDR reading and the Opticon Network Manager software adjusts the distance using the information it has regarding the specifics of the cable used, slack, elevations and other factors, and presents both GPS coordinates and a map of the outage to the work crew.

The OptiCon R4 system is our next generation of fiber optic network management software. The OptiCon R4 system addresses two major deficiencies in the OptiCon R3 system -

•	It manages both fiber optic and copper wire cable; and

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It has an Application Program Interface (API). The API enables the Opticon R4 system to interface with other software applications, which provides the ability to easily give and receive information from other applications, such as a client's existing work order system.

The OptiCon R4 system has a rules based, object oriented distributed architecture. It has a very robust API structure and enables the support of all technologies. It is easy to use and has a web-browser user interface. We have established the following roll-out schedule for the OptiCon R4 system -

•	A demonstration system within ninety days of funding;

•	A beta version of the software in 180 days of funding; and

•	General availability release in twelve months of funding.

Who Uses Our Technology

Every business with a fiber optic cable network is a potential customer for the Opticon Network Manager software. These companies deliver voice, data and video to customers. These companies include -

•	Telephone companies who install and maintain their own network; and

•	Cable television system operators.

Both of these industries are vying to provide high speed Internet connectivity to their customers. In addition, the telephone companies are providing television and the cable operators are providing voice (telephone) service in an expanding number of markets. Both industries have installed and are continuing to install fiber optic cable and require a software system to maintain and repair the cable. Many companies have a combination of copper wire cable and fiber optic cable, which is addressed by the OptiCon R4 system.

Potential Customers and Marketing

We view the principal customers for the Opticon Network Manager software to be -

•	Independent operating companies (IOC),

•	Independent local exchange carriers (ILEC),

•	Regional Bell operating companies (RBOC), and

•	Cable television operators.

In addition, we plan to target seven regional consulting firms who dominate the IOC marketplace to become resellers of the Opticon Network Manager software.

Our marketing strategy has two basic phases.

First, contacting all of Corning Cable's licensees of the OptiCon R3 software - sixty different companies with about 150 installations. We believe about half of these companies continue to use the R3 software as their network management system, but have had to maintain it themselves. We will contact these companies to see if they would be interested in upgrades, re-installations, service, maintenance and technical support.

Second, marketing to the telephone and cable companies who are not using the Opticon Network Manager software, both domestically and internationality.

We believe that we are not driving the timeline for the purchase and implementation of a core network management system like the Opticon Network Manager software. We believe the time line is dictated by the executive management of the operators who have mandated that a solution to network management will be accomplished by the end of 2007. Operational management must provide the solutions to implement that directive from executive management. We believe the decision to utilize the Opticon Network Manager software will be fast tracked in a way never before seen in the marketplace. The challenge we face is to ramp up our capacity to market to and service the needs of these potential customers, some of whom are huge telephone companies and cable system operators.

The network management system is the key management tool in any optic fiber-based network. We believe the following criteria will be important in the review of our products:

•	The degree to which any solution meets the user's needs.

•	The ability of the user to modify any solution to meet internal needs.

•	The ability of any solution to communicate with the user's existing systems.

•	The ability of the vendor to technically support the solution.

•	The ability of the vendor to provide services that will be needed to implement the solution.

We believe we can satisfy the first three of these criteria. Although we do not currently have the resources to compete with Lucent and others, we believe we have some advantages in that (a) our management team has over eight years of experience in this specific field where the RBOC’s have little, if any experience and (b) the Opticon Network Manager software has already been installed on over 150 fiber optic systems that were and many may still be operational and provide a resource to show actual performance as opposed to projected performance.

Another of the challenges that we face is the creation of a credible and mature services organization that will involve personnel who already have credibility in the RBOC community. We believe we have the ability to identify and recruit experienced professionals. These personnel will provide the basis for the Build, Operate and Transfer Model we will be proposing to the RBOC’s. The Build, Operate and Transfer Model is common in the service provider marketplace. Our service model can be fixed price based or time and materials based and is preferred when deploying new technologies or entering new markets. The build portion is almost self explanatory. Opticon secures all of the hardware and software to meet the needs of the project.

1.	We deploy it in the facilities designated in the statement of work.
2.	We manage the process of building the data needed for the project
3.	We create and manage the process of collecting and scrubbing (validating) the data.

Opticon manages the operations:

1.	We create the organizational structure and appropriate job definitions for the operations center (this includes all management structure)
2.	We assist in the selection of staff from internal or external sources
3.	We train all staff on the solution.
4.	We help establish the performance metrics and best business practices for the center.
5.	We manage the operational process until the customer is satisfied that the center is fully operational.

Once the network management center is operating to the customers satisfaction, Opticon will transfer the operation to the customer.

Other organizations that we expect to compete with will have the professional services organization, but will not have the solution or the operational knowledge.

Our Business Strategy

To our knowledge, the Opticon Network Manager software provides the only available network management system that solves fiber optic system service and provisioning issues at a cost comparable to a wire cable system. We believe that network management systems are "core" systems. In general, a core system is acquired from a single vendor and is deployed network wide by a service provider.

In addition, the decision of the Federal Communications Commission in March 2004 declaring the "last mile in fiber" (that is the cable from street to the user's home or premises) will to be a "private asset". What this means is that this "last mile" is not required to be shared on a discount basis with competing service providers (CLEC’s).

As a result of these factors, core system and "last mile" decisions, we believe a strong demand for the Opticon Network Manager software exists and will grow in the short term. We believe our business strategy of concentrating on the fault isolation, detection and correction and the capacity planning element of being able to inventory and manage the dark fiber, as well as the active and inactive fiber, will address the existing need and growing demand by reducing the maintenance costs by as much as four fold and bringing it in line with the costs of maintaining a copper wire cable system.

We have a single focus on development and sales of and service and support for the Opticon Network Manager software. We understand that Corning Cable Systems, in contrast, spread responsibilities for the Opticon Network Manager software over a number of departments in a loosely organized structure with externally imposed and arbitrary operational constraints. Corning Cable Systems restricted the selling of the Opticon Network Management software to Cable Companies ignoring the Independent Operating Companies and RBOC’s.

In April 2006, we appointed Marketing Solutions International, Inc. as our non-exclusive agent to sell our Opticon Network Manager software to customers in Europe and the Arabian peninsula East on a best efforts basis. The appointment is for one year, automatically renewed for an additional six months, unless terminated by either party in writing thirty days prior to the expiration of the initial term. MSI will receive a commission of ten percent of amounts collected for sales it facilitates.

In September 2006, we entered into a one-year Joint Distribution Agreement with Anritsu Corporation of Japan. Under this agreement we grant to Anritsu and Anritsu grants to us the non-exclusive right to sell to its respective end-user customers a remote fiber test system that is comprised in part or in whole of Anritsu’s remote test units (RTU). These RTUs test the integrity of a telecommunications network and software which controls and monitors the network and integrates with our Opticon Network Manager. The agreement may be terminated in writing on ninety days' and is automatically extended for consecutive one year periods, until notice of non-renewal is provided by either party.

Our Intellectual Properties and Its Protection

Our intellectual property consists of one or more copyrights to the Opticon Network Manager software which we acquired from FutureTech. These copyrights were originally the property of Corning Cable Systems. We intend to rely on protections of our intellectual properties available under copyright law, as well as our trade secrets and know how.

Our Trademarks

We acquired the name Opticon and the design associated with it from FutureTech. The trademark was originally the property of Corning Cable Systems. The trademark is not registered. At the present time, two other companies have trademark registrations, one for bar code scanners and another for educational seminars in computer software. There is no assurance one of these companies, or others may not claim that our corporate and product name infringe their registered trademarks.

Competition

The Opticon Network Manager software starts at a vastly different level of granularity compared to competing OSS suites. OSS suites are element managers, managing logical, not physical, network configurations. They manage the hardware on the network and identify circuits by the hardware ports the fiber hook up to. We manage the physical network to the fiber strand in the cable level. This is why we can inventory to the fiber strand level whether the strand is hooked up to a port or not. It is also why we can apply metrics to the cable and they cannot. OSS suites are dealing with a logical representation of the network represented by the equipment on the network. We are dealing with the physical characteristics of the network.

We compete against a number of companies who provide OSS/network management solutions. Those companies presently provide only a small part of the solution that must be integrated by the user into a total solution, or their solution was built for a copper network and doesn’t have the capabilities to provide effective management of a fiber optic system.

Telcordia is our only competitor in the core RBOC marketplace. Telcordia supports the wireline (copper) system as it exists today in the ILEC/RBOC marketplace. It is IBM Mainframe based, written in COBOL, has a very difficult time interfacing with the present legacy systems and is extremely structured and procedural. We believe any support program for fiber would have to designed and written from scratch. What is now known as Telcordia was actually the software development arm of AT&T prior to the breakup of the Bell System. They were chartered to build the network management systems for the core network. We believe that Telcordia by culture and by the nature of their technological pool of talent is not positioned to create an operational fiber management system in the three-year time frame required by the RBOCs.

We provide the only solution that we are aware of that can provide support across the fiber optic life cycle and has the scalability to meet the operational needs of the RBOC community. Once a solution is selected for the core network there will be no revisiting the solution selection unless it fails. Once we make a sale, we expect recurring revenues from annual licensing fees and sales of maintenance and technical support.

We believe that none of our competitors can match our reliability and economic viability in a fiber optic environment. They all believe that a two dimensional (GIS) or logical (OSS) solution can provide the appropriate support level. We believe they are mistaken, as their products were developed for the MSO that has not had to deal with the quality-of-service issues associated with providing telephone service. We believe that it will take any competition thirty to thirty-six months to field a system to compete with the OptiCon system, while the market requires delivery of this solution in less than thirty-six months.

Our Employees

At the date of this registration statement, we have two full-time and one part-time executive employees: At the date of this registration, Jeffrey A. Hoke, our chief operating officer, and Jacques Laurin, our vice president of development, are serving on a part-time, uncompensated basis. Upon funding, they will become full-time employees. Upon funding we also intend to employ a senior vice president of professional services and a vice president of professional services. We anticipate a need for forty-four employees by the end of the first year of operation.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Therefore, if you are considering buying our common stock, you should consider all of the risk factors discussed below, as well as the other information contained in this registration statement. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing in order to pay your monthly expenses.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements which involve risks and uncertainties. Those statements appear in a number of places and include statements regarding our intent, plans for future activities, belief and current expectations and those of our directors and management with respect to, among other things: (i) implementation of our business model; development and marketing of our products and services and (ii) prospects for revenues and profitability. The use of words, such as plan, intent, belief, expectation, anticipation and other similar words and the use of the future tense all indicate forward-looking statements. Forward-looking statements also relate to any event which is to occur in the future. Prospective purchasers of our common stock are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those suggested by or projected in the forward-looking statements as a result of various factors, many of which are beyond our control.

WITHOUT MINIMUM FUNDING OF $5 MILLION AND ADDITIONAL FUNDING OF UP TO $20 MILLION, WE MAY NOT BE ABLE TO MAINTAIN AND GROW OUR BUSINESS.
At the date of this registration statement, we do not have the funding we require to maintain our business. Failure to raise additional debt or equity funding could cause us to cease development of the Opticon R4 system and cease operations. There is no assurance that we will be able to obtain sufficient debt or equity funding, or that the terms of available funding will be acceptable to us.

WE HAVE NOT BEGUN TO MARKET THE OPTICON SYSTEM, HAVE NOT MADE ANY SALES OR EARNED ANY REVENUES AND HAVE NO CUSTOMERS
Our activities from inception have been limited to developing the Opticon R4 software and other activities necessary to carry on our limited operations. We have not begun any marketing, have not made any sales and have no customers. There is no assurance we will be able to sell licenses to our Opticon Network Manager software and sell related service contracts. If we are not able to do so, we will be unable to remain in business.

OUR BUSINESS DEPENDS ON A LIMITED NUMBER OF KEY PERSONNEL, THE LOSS OF WHOM COULD NEGATIVELY AFFECT US
J. Marshall Batton and Douglass W. Wright, our senior executives, are important to our success. If they are unable or unwilling to continue in their present positions, our business and financial results could be negatively impacted and our ongoing operations threatened.

"PENNY STOCK" RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT
Trading in our securities is expected to be subject, at least initially, to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, none of which apply to our common stock. These rules require that a broker-dealer who recommends our common stock to persons other than its existing customers and accredited investors, must, prior to the sale:
- Make a suitability determination prior to selling a penny stock to the purchaser;
- Receive the purchaser's written consent to the transaction;
- Provide certain written disclosures to the purchaser;
- Deliver a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market;
- Disclose commissions payable to both the broker-dealer and the registered representative; and
- Disclose current quotations for the common stock.

The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market price and liquidity of our common stock. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY AND YOU MAY FIND IT DIFFICULT TO SELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID FOR THEM
We do not know the extent to which the market for our shares of common stock may be volatile. Therefore, your ability to resell your shares may be limited. Actions or announcements by our competitors and economic conditions, as well as period-to-period fluctuations in our financial results and other factors, may have significant effects on the price of our common stock and prevent you from selling your shares at or above the price you paid for them.

Item 2. Management’s Discussion and Analysis.

Significant accounting policies and estimates.

Our significant accounting policies are more fully described in Note 1 to the financial statements. However, certain accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying these policies, our management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical operations, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

Our significant accounting policies include:

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Basis of Accounting - We maintains our financial records and financial statements on the accrual basis of accounting, in conformity with generally accepted accounting principles in the United States of America. The accrual basis of accounting provides for matching of revenues and expenses in the period they were earned and incurred.

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Revenue Recognition - We are principally in the business of licensing fiber optic management software, OptiCon Network Manager. In accordance with Statement of Position 97-2 - Software Revenue Recognition, revenue from licensing the software will be recognized upon installation and acceptance of the software by our customers. When a software sales arrangement includes rights to customer support, the portion of the license fee allocated to such support is recognized ratably over the term of the arrangement, normally one year. Revenue from professional services arrangements will be recognized in the month in which services are rendered over the term of the arrangement.

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Cash and Cash Equivalents - For purposes of reporting cash flows, we consider all cash accounts that are not subject to withdrawal restrictions or designated for assets acquisitions, and certificates of deposit that have an original maturity of three months or less when purchased, to be cash equivalents.

•	Fair Value of Financial Instruments - We carry our financial instruments at their respective fair value.

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Long-Lived Assets - We record property and equipment at historical cost. We depreciate property and equipment and amortize intangible assets, including software development costs over the respective assets’ estimated useful life. We determined their useful lives of each asset based on how long we determine the asset will generate revenue or has a useful economic life. We review the remaining useful lives of our assets annually to ascertain that our estimate is still valid. If we determine the useful lives have materially changed, we either change the useful life or the assets or we may write down the asset off completely, if we determine the asset has exhausted its useful life.

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Capitalized Software Development Costs - We capitalize software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, under which certain software development costs incurred subsequent to the establishment of technological feasibility may be capitalized and amortized over the estimated lives of the related products. Capitalization of computer software costs is discontinued when the computer software product is available to be sold, leased, or otherwise marketed. Amortization begins when the product is available for release to customers. Software development costs will be amortized based on the estimated economic life of the product.

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Stock Based Compensation - We record stock base compensation under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", which provides for the use of a fair value based method of accounting for stock-based compensation. However, we record the compensation cost for stock options granted to employees using the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. We have elected to account for employee stock options using the intrinsic value method under APB 25, however, under SFAS 123 we are required to provide pro forma disclosures of net loss as if a fair value based method of accounting had been applied.

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Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

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Income Taxes - We record federal and state income tax liability in accordance with SFAS 109 - Accounting for Income Taxes. Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. We also adjust deferred tax assets and liabilities for the effects of changes in tax laws and rates on the date of enactment.

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Advertising Costs - We charge advertising costs, except for costs associated with direct-response advertising, to operations as incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. .

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Earnings (Loss) Per Share - We calculate EPS by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is similarly calculated, except that the denominator includes common shares that may be issued subject to existing rights with dilutive potential, except when their inclusion would be anti-dilutive.

RESULTS OF OPERATIONS

Comparison of operations for the year ended June 30, 2006 and for the period of October 22, 2004 (date of inception) to June 30, 2005.

For the year ended June 30, 2006 and for the period October 22, 2004 (date of inception) to June 30, 2005, we did not have any revenues.

During these periods, we generated losses of $656,885 and $21,000 respectively. The major factors contributing to these losses, being in the development stage, has been the process of developing our accounting system, hiring employees, acquiring assets and developing our software system, developing markets for our products, etc., while raising capital to carry out its business plan.

For the period October 22, 2004 (date of inception) to June 30, 2005, compared to the year ended June 30, 2006 the major categories of expenses were as follows:

Legal and professional expense increased from $-0- to $6,880 reflecting principally legal expenses in connection with contracts and agreements we use.

Salaries and benefits increased from $-0- to $638,500 reflecting the expenses associated with hiring of our officers and employees.

Consulting expenses increased from $21,000 to $43,499 reflecting an increased effort to hire individuals with specific talents to assist our management in developing our software systems, our key product.

Rent expense increased from $-0- to $13,458, reflecting costs associated with a six-month lease of facilities. Since the termination of the lease, we have operated from space provided to us by our president at no cost to us.

Taxes & licenses increased from $-0- to $32,596, reflecting primarily payroll taxes associated with salaries and deferred compensation paid to our officers and employees, and the additional costs of licensing in Nevada.

General and administrative expenses increased from $-0- to $11,382. Changes in the major components of general and administrative expenses from the period ended October 22, 2004 (date of inception) to June 30, 2005 compared to the year ended June 30, 2006 were as follows: an increase in computer and software costs of $2,492; an increase in telephone expense of $3,325; an increase in depreciation expense of $1,853. During the same periods we allocated $-0- and $92,332 of expenses to the development of our Opticon Network Manager software.

Comparison of operations for the six months ended December 31, 2006 and 2005.

For the six months ended December 31, 2006 and 2005, we did not have any revenues.

During these periods, we generated losses of $342,322 and $332,005 respectively. The major factors contributing to these losses, being in the development stage, has been the process of developing our accounting system, hiring employees, acquiring assets and developing our software system, developing markets for the our products, etc., while raising capital to carry out its business plan.

For the six months ended December 31, 2005 compared to the six months ended December 31, 2006, the major categories of expenses were as follows:

Legal & professional expense increased from $-0- to $24,874 reflecting costs in connection with establishing our accounting system and recording financial transactions, performing an audit of our financial records, and preparing our filing with the Securities and Exchange Commission.

Salaries and benefits increased from $317,500 to $321,000 reflecting the continued compensation of our officers and employees.

Consulting expenses decreased from $20,955 to $6,000 reflecting the substantial completion of our Opticon Network Manager software, R3.

Taxes & licenses decreased from $30,246 to $6,163, reflecting the leveling of payroll taxes associated with salaries and deferred compensation paid to our officers and employees having met the threshold for social security taxes.

Other general and administrative expenses decreased from $16,336 to $5,153. Changes in the major components of general and administrative expenses from the three months ended December 31, 2005 to 2006 were as follows: a decrease in computer and software costs from $2,143 to $692; a decrease in telephone expense from $3,146 to $1,735; and an increase in depreciation expense from $823 to $1,328. During the six months ended December 31, 2005 and 2006, we allocated $53,920 and $22,779 of expenses to the development of our Opticon Network Manager software, which is now substantially complete.

Comparison of operations for the three months ended December 31, 2006 and 2005.

For the three months ended December 31, 2006 and 2005, we did not have any revenues.

During these periods, we generated losses of $186,079 and $169,053 respectively. The major factors contributing to these losses, being in the development stage, has been the process of developing our accounting system, hiring employees, acquiring assets and developing our software system, developing markets for the our products, etc., while raising capital to carry out its business plan.

For the three months ended December 31, 2005 compared to the three months ended December 31, 2006, the major categories of expenses were as follows:

Legal & professional expense increased from $-0- to $22,098 reflecting costs in connection with establishing our accounting system and recording financial transactions, auditing our financial records and legal expenses in connection with our filing with the Securities and Exchange Commission.

Salaries and benefits remained stable at $160,500 during these periods, reflecting the continued compensation of our officers and employees.

Consulting expenses decreased from $17,955 to $-0- reflecting our effort to complete development of the Opticon Network Manager software development.

Taxes & licenses decreased from $14,776 to $3,800, reflecting the leveling of payroll taxes associated with salaries and deferred compensation paid to our officers and employees having met the threshold for social security taxes.

Other general and administrative expenses decreased from $6,706 to $2,441. Changes in the major components of general and administrative expenses from the three months ended December 31, 2005 to 2006 were as follows: a decrease in travel and entertainment expenses from $1,978 to $-0-; a decrease in rent expense from $3,923 to $-0-; and a decrease in depreciation expense from $1,019 to $514. During the three months ended December 31, 2005 and 2006, we allocated $1,687 and $4,772 of expenses to the development of our Opticon Network Manager software.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended June 30, 2006

For the year ended June 30, 2006, we incurred a net loss of $656,885. Of this loss, $658,352, consisting of depreciation ($1,853) and deferred compensation to our officers ($638,500), as well as expensing of consulting expenses ($17,999) resulting from the issuance of our warrants, (net of $92,332 allocated to software development costs) did not represent the use of cash. Increases in prepaid and other expenses, offset by increases in accounts payable, payroll, salary, and other accruals brought the total cash used in operations to $10,527.

On September 6, 2005, we obtained a loan commitment from Mr. Talari, one of our director/employees in the aggregate amount of $350,000 under a promissory note, due on demand, with interest at the rate of 5% per annum. We have been receiving advances on this note on an as needed basis and have drawn $$107,550 at June 30, 2006, and have effectively a line of credit outstanding of $242,450 at June 30, 2006.

For the six months ended December 31, 2006

For the six months ended December 31, 2006, we incurred a net loss of $342,322. Of this loss, $293,328, consisting of depreciation ($1,328), deferred compensation to our officers ($286,000), and consulting expenses ($6,000) resulting from the issuance of our warrants, (net of $22,779 allocated to software development costs) did not represent the use of cash. Decreases in prepaid and increases in other expenses, offset by increases in accounts payable, payroll, salary, and other accruals brought the total cash used in operations to $39,942.

Prospectively

Our liquidity needs for the remainder of 2007 are expected to increase significantly as a result of our operating activities, as we increase our efforts to build our brand and expand our customer base, hire additional employees, for planned capital expenditures for computer equipment, and professional fees related to compliance with filing requirements. We will rely of the line of credit from Mr. Talari to pay normal operating expenses, while we attempt to secure other sources of financing to develop our business plan. As of December 31, 2006, we had $4,968 with which to satisfy our future cash requirements

We obtained a loan commitment from Mr. Talari, one of our director/employees, in the aggregate amount of $350,000, and have received advances on this commitment on an as needed basis and have drawn $172,498 through December 31, 2006, and have effectively a line of credit outstanding of $177,502 at December 31, 2006.

On March 31, 2006, the Opticon Network Manager software was valued at $84,000,000 by Valuation Research Corporation, an unrelated independent valuation company. We believe our R3 software is well known in the industry, and that our R4 software will be a vast improvement over any fiber optic cable management system in the market place, and coupled with software valuation will translate into shareholder value.

Although our R3 Opticon Network Manager software, and we plan to begin marketing the R3 version in the near future, we expect our operating expenses to increase significantly in the near future as we attempt to build our brand and expand our customer base. We hope our expenses will be funded from operations and short-term loan from Mr. Talari, shareholders or others; however, our operations may not provide such funds and we may not be able obtain short-term loans from officers, shareholders or others. Our officers and shareholders are under no obligation to provide additional loans to us.

At December 31, 2006, the Company had no other contractual obligation or material commercial commitments for capital expenditures.

Item 3. Description of Property.

We have identified a facility with a total of 75,000 square feet available in increments of 12,500 square feet at a current rate of $20 per square foot. In conjunction with a three-year lease, the landlord will transfer title of all furnishings now in the premises (it is fully furnished) to us. This 12,500 square feet of space should meet our needs for the first year and the building owners are willing to give us a right of first refusal on an additional 50,000 square feet.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Our principal stockholders at the date of this registration statement are identified in the following table. These stockholders include:
- each of our directors and executive officers,
- our directors and executive officers as a group, and
- others who own more than five percent of our common stock, none of whom we know about.
We believe each of these persons has sole voting and investment power over the shares they own. The table provides percentages both before and after the sale of all the common stock offered by this prospectus. The address of our directors and executive officers is our address.

	----------NUMBER OF SHARES----------		----------------PERCENTAGE---------------
NAME	Before Distribution	After Distribution	Before Distribution	After Distribution
J. Marshall Batton	0	1,200,000	0.000%	3.577%
R. Derek Haake	0	25,000	0.000%	0.075%
Jeffrey A. Hoke	0	1,200,000	0.000%	3.577%
Jacques Laurin	0	1,200,000	0.000%	3.577%
Cristino L. Perez	0	55,000	0.000%	0.164%
Saeed Talari (1)	0	1,350,000	0.000%	4.024%
Douglass W. Wright	0	1,200,000	0.000%	3.577%
Directors & executive officers as a group (7 persons)	0	6,230,000	0.000%	18.571%
Hathaway Corp.	33,544,858	0	100.000%	0.000%
449 Central Avenue, Suite 101, St. Petersburg, FL 33701
FutureTech (1)	0	12,948,500	0.000%	38.601%
475 Central Avenue, Suite B100, St. Petersburg, FL 33701
Paul Lisenby	0	1,700,000	0.000%	5.068%
6211 East 5th Street, Long Beach, CA 90803

(1) Saeed (Sam) Talari is the sole stockholder of FutureTech Capital LLC

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following table identifies our directors and executive officers and provides their ages, the positions they hold and when they first became a directors.

Name	Age	Position	Director Since
J. Marshall Batton	62	Chairman and President	2004
R. Derek Haake	27	Secretary and Director	2004
Cristino L. Perez	62	Chief Financial Officer	Not applicable
Saeed ("Sam") Talari	45	Director	2004
Douglass W. Wright	60	Sr. Vice President - Sales	Not applicable

Our stockholders elect our directors at the annual stockholders meeting. Our directors serve until the next annual stockholders meeting at which their successors qualify and are elected. Directors who are employees do not receive compensation for serving as directors. Mr. Talari receives compensation of $7,000 per month for services to obtain funding, for investor relations, to coordinate with auditors and attorney on this registration statement, and in general corporate matters. Our executive officers are elected by the board of directors and their terms of office are at the discretion of the board of directors, subject to terms and conditions of their respective employment agreements.

J. Marshall Batton is one of our directors since inception and our president and one of our founders in 2004.
•
1996 through 2001 - He was At Lucent Technologies' NetCare division as Managing Vice President. He was able to grow sales from $4 million per year into $450 million per year in his business unit and set the strategy for the NetCare Division to grow from $60 million to $1.3 billion in the same time frame.

•
2002 - Mr. Batton created the sales and support organization at Metasolv, Inc. (recently acquired by Oracle Corporation) to penetrate the RBOC/ILEC marketplace (his business unit was assigned the top ten service providers). In twelve months, he staffed and grew sales from $500,000 to $18.5 million.

•	2003 - present - He has been employed by us.
Mr. Batton has over thirty years' experience in the telecommunications and sales industries.

R. Derek Haake has been one of our directors since inception and our secretary.
•	2001 to September 2004 - He was employed at ALLTEL Communications, Dallas, TX, as the information technology director.
Mr. Haake has spent several years in both the information technology industry with "Fortune 500" companies and in personal business endeavors. He began his career as a telecommunications consultant with ALLTEL Communications, and then spent several years providing support for Valor Telecom, a start-up ILEC in Dallas. At Valor Telecom, Mr. Haake aided in the company's overall operations, collections, customer service, and billing functions. In addition to this experience, Mr. Haake has also started up multiple web design firms, an online job board, built and maintained multiple billing and customer service applications and created a profitable fixed wireless broadband network. Mr. Haake attended Texas A&M University and studied Russian and economics.

Cristino L. Perez is a director and our Chief Financial Officer, beginning January 1, 2007, on a part time basis.
•
October 1999 to June 2002 - Mr. Perez was employed by Baumann, Raymondo & Company, P.A., Certified Public Accountants, with primary responsibilities for development of accounting and auditing services to small publicly held enterprises.

•	October 2001 to September 2003 - Mr. Perez was on part-time basis a Chief Financial Officer, Secretary, Treasurer and Director of Resolve Staffing, Inc., a publicly traded company.
•	September 2002 until the present - Mr. Perez has been self-employed as an independent consultant on a part-time basis and full-time basis.
Mr. Perez earned a bachelor of arts degree in accounting from the University of South Florida.

Saeed ("Sam") Talari is one of our director since inception and was one of our founders in 2004.
•
1985 to 1994 - He ran PrymServ Inc., a retail service integration company that provided product solutions and integration for major retail outlets. His customers included K-Mart, Toys-R-Us, Sears and Wal-Mart. As chief executive officer of PrymServ, his primary duties were to market products and services to "Fortune 500" clients.

•
1994 to 1999 - Mr. Talari ran Compusite Corporation, one of the first Internet solutions providers in the nation to offer large spectrum of value added services to companies seeking greater presence on the Internet. He assisted Compusite to grow from no revenue to a multi-million dollar company.

•
1999 to present - He founded Hathaway Corporation and serves since inception as one of Hathaway's directors. Hathaway Corporation develops and acquires undervalued companies that bring a shift in how communications is delivered and serviced globally.

•	2001 to present - Mr. Talari founded and manages FutureTech, a venture capital firm that invests in high technology start up enterprises.
Mr. Talari attended the University of New Hampshire, where he studied computer science and mathematics. He earned a bachelor's degree from the University of Massachusetts at Lowell in computer science, engineering and mathematics and took master studies in finance.

Douglass W. Wright is one of our directors and our Senior Vice President of Sales Executives, beginning 2004. Mr. Wright's employment during the five year period prior to joining us, and for certain years before that period are as follows:
•	1996 to 2000 - Mr. Wright was Director/General Manager for Lucent Technologies’ Netcare Services Division. Mr. Wright grew his group revenue from $1 Million to over $150 Million in under four years.
•	2000 to 2001 - He was employed by Metasolv, Inc. as "channels manager". Metasolv was recently acquired by Oracle Corporation
•	2001 to 2002 - Mr. Wright was Western Region Sales Manager for Arula Systems, Dallas, Texas.
•
2002 to 2003 - He was the Senior Sales Director for Next Level Inc., the leading provider of voice, data and video access platforms to the ILEC Telco community. While there, Mr. Wright grew his team from one to eight people and increased sales over 100%.

Mr. Wright has over twenty years leading sales organizations in the hardware, software and services markets at companies such as Computer Associates and Wang Laboratories. During his career, Mr. Wright personally closed new account sales at twenty-two of the "Fortune 100" companies and earned fourteen "Sales Achiever" awards. He earned a Bachelor of Science degree in Aerospace Engineering from Georgia Institute of Technology.

Item 6. Executive Compensation.

The annual cash and long term compensation earned by Mr. Batton in his capacity as our chief executive officer and the three other highest paid officers whose annual salary is over $100,000 per year since we began in October 2004 are set forth in following table.

	Cash	Total Deferred
	Compensation	Compensation	Deferred	Vacation Pay

J. Marshall Batton
Chief Executive Officer
Fiscal 2005	$0	$0	$0	$0
Fiscal 2006	$35,800	$285,354	$264,200	$21,154
Fiscal 2007 year to date	$17,500	$161,538	$144,038	$11,538

Douglass W. Wright
Senior Vice President
Fiscal 2006	$32,950	$194,473	$183,050	$11,423
Fiscal 2007 year to date	$17,000	$114,231	$97,231	$6,231

See the Notes to our financial statements for a summary of the terms of our employment agreements with Messrs. Batton and Wright.

We have adopted a 2004 Non Statutory Stock Option Plan to reward and provide incentives to our key employees, who may include our directors who are also employees and our officers, as well as consultants and affiliates. We have set aside 1,204,186 shares (adjusted for the 1-for-.30107143 reverse stock split on April 4, 2006) of our common stock for issuance under the Option Plan. We have not issued any options under the Option Plan up to and including the date of this registration statement.

Item 7. Certain Relationships and Related Transactions.

During the 2005 and 2006 fiscal years and 2007 to date, we have not entered into any transactions with our directors and executive officers, outside of normal employment transactions, or with their relatives and entities they control; except (1) in 2005 we acquired the Opticon Network Manager software and related assets from FutureTech Capital LLC which was and is wholly owned by Mr. Talari, for consideration of 84,000,000 shares (25,290,000 shares after the stock split) valued at $100,000 (adjusted for a subsequent reverse split) the same price FutureTech paid to Corning Cable Systems; and (ii) we have borrowed $172,498 for working capital through Dectember 31, 2006 from Mr. Talari at five percent interest per annum on a $350,000 line of credit he extended to us on September 1, 2005. We do not anticipate entering into any future transactions with our directors, officers and affiliates.

Item 8. Description of Securities.

The following description of our common stock is qualified in its entirely by our Articles of Incorporation, bylaws and the corporate law of Nevada. We are authorized to issue 200 million shares of common stock, $.001 par value per share, and fifty million shares of preferred stock. Holders of the common stock (i) have equal and ratable rights with all holders of issued and outstanding common stock to dividends from funds legally available therefore, when, as and if declared by the board of directors; (ii) are entitled to share ratably with holders of issued and outstanding common stock in all of our assets available for distribution to holders of common stock, upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; (v) have one vote on election of each director and other matters submitted to a vote of stockholders; and (vi) do not have cumulative voting rights. All shares of common stock outstanding are, and the common stock sold pursuant to this prospectus, when issued and delivered against payment therefore, will be, duly authorized, legally issued, fully paid and nonassessable. A holder of our common stock does not have a preemptive right to purchase common stock which is sold subsequent to such person’s acquisition of his or her shares.

Part II

Item 1. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Prior to the distribution of our common stock by Hathaway Corporation, there has not been a public market for our common stock. Hathaway is distributing 33,544,858 shares of our common stock (our total issued and outstanding common stock) as a dividend to its stockholders of record on February 19, 2007. The distribution will not be made until after we are informed by the staff of the U.S. Securities and Exchange Commission that it has no further comments on this registration statement At that time, Hathaway's stockholders will receive one share of our common stock for each 2 shares of Hathaway's common stock they own on the record date. Fractional shares, if any, will be rounded to the next whole share. We do not have a trading symbol on the date of this registration statement. The issue of a trading symbol is in the discretion of the National Association of Securities Dealers, Inc. We have engaged Spartan Securities Group, Inc., a securities broker-dealer, to apply on our behalf for a trading symbol at or after the time we file this registration statement.

FEDERAL INCOME TAX TREATMENT OF THE DISTRIBUTION

Hathaway Corporation does not have any current or retained earnings for federal income tax purposes. Therefore the Hathaway stockholders who receive our stock as a dividend will not incur any taxable income. However, the value of our stock may reduce the basis any stockholder has in his or her Hathaway stock. We are not obtaining an opinion of tax counsel covering the tax treatment described above.

Our Stockholders

Our common stock will be owned of record and beneficially by approximately 400 individual holders following the distribution of our common stock as a dividend to the Hathaway stockholders.

Dividends

We have never paid a cash dividend or a stock dividend. We intend to keep future earnings, if any, to finance the expansion of our business and do not anticipate that any cash dividends will be paid in the foreseeable future. Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors. Our board of directors has the sole authority to declare dividends.

Transfer Agent

We have engaged Island Stock Transfer, Inc. to serve as our stock registrar and transfer agent. Island's address is Suite 104N, 100 Second Avenue South, St. Petersburg, Florida 33701.

Item 2. Legal Proceedings.

We are not engaged in any legal proceedings at the date of this registration statement and are not aware of any claims, demands or threats of litigation.

Item 3. Changes in and Disagreements with Accountants.

Not Applicable

Item 4. Recent Sales of Unregistered Securities.

The following tables set forth information about our unregistered sales of securities during the period from October 22, 2004 (date of inception) to June 30, 2006 and the interim period between that date and the date of this registration statement.

Date	Title of Security	Amount	Purchaser	Price	Exemption
2004	Common stock	1,580,625 (4)	J. Marshall Batton (1)(2)	$5,250	Section 4(2)
2004	Common stock	1,580,625 (4)	Jeffrey A. Hoke (1)(2)	$5,250	Section 4(2)
2004	Common stock	1,580,625 (4)	Jacques Laurin (1)(2)	$5,250	Section 4(2)
2004	Common stock	1,580,625 (4)	Douglass W. Wright	$5,250	Section 4(2)
2005	Common stock	25,290,000 (4)	FutureTech Capital (2)(3)	$100,000	Section 4(2)

(1) Our founders.
(2) Subsequently transferred to Hathaway Corporation in exchange for Hathaway common stock
(3) Issued for purchase of Opticon Network Manager and related assets.
(4) Adjusted for reverse stock split.

Date of Sale	Type of Security	Amount	Purchaser	Price	Exemption
2005	Common Stock Purchase Warrant	43,839 (1)	Investment Bankers (2)	Services	Section 4(2)
(1) Adjusted for reverse stock split.
(2) Issued to two persons as the principals of an investment banking firm we engaged to arrange equity funding, which was not obtained.

We did not pay and no one acting on its behalf or to our knowledge paid any commissions or other compensation with respect to the sale of any of the shares listed in the table above. We made each sale through our directors and officers, directly to the purchasers. Each purchase either had a preexisting relationship with us as a founder, which provided information on an ongoing basis about the our business, condition and prospects, financial and otherwise, or we provided access material investment information and financial statements needed by a purchaser, who did not have a preexisting relationship with us, to make an informed investment decision. We believe, based on representations of the purchasers, that each purchaser had such knowledge and experience in business and financial transactions that he was able to understand and evaluate the risks and merits of their investment in a high risk enterprise. A legend was placed on each certificate, prohibiting public resale of the shares, except in compliance with Rule 144. We claim exemption from the registration requirement of the Securities Act of 1933, as amended (the "Act") by reason of Section 4(2) of the Act and the rules and regulations there under, on grounds that none of the sales listed above involve a public offering within the meaning of the Act.

Item 5. Indemnification of Directors and Officers.

Nevada law authorizes us to indemnify our directors and executive officers against liability, damage or loss they may incur in their capacity as directors and executive officers, unless they breach their duty of loyalty to us, do not act in good faith, violate the law or receive improper personal benefit. These provisions limit our rights and the rights of our stockholders to recover damages against a director and executive officer. We have been informed by the U.S. Securities and Exchange Commission that it is against public policy for us to indemnify our directors and executive officers for liabilities arising under the federal securities laws, except in limited circumstances and if certain procedures for independent approval are followed.

Nevada corporate law provides that our directors and officers are not individually liable to the us or our stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Exceptions this general provision are (a) if and when judgment of ouster is rendered against us on account of the misconduct of an director or officer, they shall be jointly and severally liable to an action by anyone injured the misconduct and (b) the director or officer offers or sells a security in violation of any of Nevada securities law. Unless a director or officer is liable to the us and our stockholders pursuant to one or more of the exceptions, We believe we have the power and authority to indemnify and hold its directors and officers harmless against all loss, injury and manages, including the costs and expenses of defense and appeal, and can purchase directors and officers errors and omissions insurance for the purpose of fulfilling its indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of OptiCon Systems, Inc.

We have audited the accompanying balance sheets of OptiCon Systems, Inc. as of June 30, 2006, and the related statements of operations, stockholders’ deficit and cash flows for the year ended June 30, 2006 and for the period from October 22, 2004 (date of inception) through June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OptiCon Systems, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year ended June 30, 2006 and for the period from October 22, 2004 (date of inception) through June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net stockholders' deficit as of June 30, 2006. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Herman, Lagor, Hopkins & Meeks, P.A.

Tampa, Florida
February 6, 2007

OptiCon Systems, Inc.
(A Development Stage Enterprise)
Balance Sheets

	June 30,	December 31,
	2006	2006
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,386	$4,968
Prepaid expenses	-	1,320
Total current assets	1,386	6,288

Property and equipment, net	5,096	3,768
Intangible assets, net	187,332	210,112
Other assets	1,356	-

Total assets	$195,170	$220,168

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$2,680	$1,780
Accrued expenses	623,826	912,378
Loan payable - related party	107,550	172,498
Total current liabilities	734,056	1,086,656

Stockholders’ Deficit
Preferred stock, $.001 par value
50,000,000 shares authorized, none issued	-	-
Common stock, $.001 par value
200,000,000 shares authorized
31,612,500 issued and outstanding	31,612	31,612
Additional paid-in capital	107,387	123,886
Accumulated deficit during the
development stage	(677,885)	1,021,986
Total stockholders’ deficit	(538,886)	(866,488)

Total liabilities and stockholders' deficit	$195,170	$220,168

The accompanying notes are an integral part of these financial statements.

OptiCon Systems, Inc.
(A Development Stage Enterprise)
Statements of Operations

					Period October
		Period October 22,			22, 2004
		2004, (inception)	For the Six Months Ended		(inception) to
	For theYear Ended	to	December 31,		December 31,
	June 30, 2006	June 30, 2005	2006	2005	2006
			(unaudited)		(unaudited)

Net sales	$-	$-	$-	$-	$-
Cost of goods sold	-	-	-	-	-
Gross profit	-	-	-	-	-

Operating expenses
Salaries and benefits	638,500	-	321,000	317,500	959,500
Taxes and licenses	31,922	-	6,163	30,246	38,085
Consulting services	43,499	21,000	6,000	20,955	70,499
Other general and administrative	32,194	-	5,145	16,337	37,339
Allocable software costs	(92,332)	-	(22,779)	(53,920)	(115,111)
Legal and accounting	-	-	24,874	-	24,874
Operating income (loss)	(653,783)	(21,000)	(340,403)	(331,118)	(1,015,186)

Non operating income (expense)
Interest expense	(3,304)	-	(3,698)	(1,090)	(7,002)
Miscellaneous income	202	-	-	202	202
	(3,102)	-	(3,698)	(888)	(6,800)

(Loss) from operations before income taxes	(656,885)	(21,000)	(344,101)	(332,006)	(1,021,986)

Provision for income taxes	-	-	-	-	-
Net income (loss)	$(656,885)	$(21,000)	$(344,101)	$(332,006)	$(1,021,986)

Net (loss) per share
Basic	$(0.022)	$(0.004)	$(0.011)	$(0.034)	$(0.173)
Diluted	$(0.022)	$(0.004)	$(0.011)	$(0.034)	$(0.173)

Weighted average common shares outstanding
Basic	29,811,021	5,256,803	31,612,500	9,634,286	5,892,130
Diluted	29,811,021	5,256,803	31,612,500	9,634,286	5,892,130

The accompanying notes are an integral part of these financial statements.

OptiCon Systems, Inc.
(A Development Stage Enterprise)
Statements of Changes in Stockholders’ Deficit

				Accumulated
				Deficit During
				the
	Common		Additional	Development
	Shares	Stock	Paid-in Capital	Stage	Total
Balance at October 22, 2004	-	$-	$-	$-	$-
Issuance of common shares in exchange for
organization efforts	4,817,143	4,817	11,183	-	16,000
Issuance of common shares in
exchange for services	1,505,357	1,505	3,495	-	5,000
Net (loss)	-	-	-	(21,000)	(21,000)
Balance at June 30, 2005	6,322,500	6,322	14,678	(21,000)	-
Issuance of common shares in exchange for
Opticon software and other assets	25,290,000	25,290	74,710	-	100,000
Issuance of common stock purchase
warrants in exchange for services	-	-	17,999	-	17,999
Net (loss)	-	-	-	(656,885)	(656,885)
Balance at June 30, 2006	31,612,500	31,612	107,387	(677,885)	(538,886)
Issuance of common stock purchase
warrants in exchange for services	-	-	16,499	-	16,499
Net (loss)	-	-	-	(344,101)	(344,101)
Balance at December 31, 2006 (unaudited)	31,612,500	$31,612	$123,886	$(1,021,986)	$(866,488)

The accompanying notes are an integral part of these financial statements.

OptiCon Systems, Inc.
(A Development Stage Enterprise)
Statements of Cash Flows

		For the			For the Period
		Period	For the Six		October 22, 2004
	For the	October 22,	Months Ended		(inception)
	Year Ended	(inception) to	December 31,		December 31,
	June 30, 2006	June 30, 2005	2006	2005	2006
			(Unaudited)		(Unaudited)

Cash Flows From Operating Activities
Net (Loss) from continuing operations	$(656,885)	$(21,000)	$(344,101)	$(332,006)	$(1,021,986)
Adjustments to reconcile earnings from continuing
operations to net cash provided by operating activities:
Depreciation and amortization	1,853	-	1,328	823	3,181
Issuance of common stock in exchange for services	17,999	21,000	16,500	34,900	55,499
Change in working capital components:
Prepaid expenses	-	-	(1,320)	(28,945)	(1,320)
Accounts payable	-	-	1,780	-	1,780
Accrued expenses	626,506	-	285,871	313,846	912,378
Income taxes (net)	-	-	-	-	-
Net cash (used) by operating activities	(10,527)	-	(39,942)	(11,382)	(50,468)

Cash Flows From Investing Activities
Purchase of property and equipment	(1,949)	-	-	(1,949)	(1,949)
Capitalization of software development costs\	(92,332)	-	(22,780)	(56,254)	(115,113)
Decrease in other assets	(1,356)	-	1,356	(1,356)	-
Net cash (used) in investing activities	(95,637)	-	(21,424)	(59,559)	(117,062)

Cash Flows From Financing Activities
Loan payable – Related party	107,550	-	64,948	71,250	172,498
Net cash provided by investing activities	107,550	-	64,948	71,250	172,498

Net increase (decrease) in cash and cash equivalents	1,386	-	3,583	309	4,968

Cash And Cash Equivalents
Beginning of period	-	-	1,386	-	-

End of the period	$1,386	$-	$4,968	$310	$4,968

SUPPLEMENTAL DISCLOSURES ON INTEREST
AND INCOME TAXES PAID:

Interest paid for the period	$-	$-	$-	$-	$-

Income taxes paid for the period	$-	$-	$-	$-	$-

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES:

Issuance of common stock for acquisition of
tangible and intangible assets	$100,000	$-	$-	$100,000	$100,000

The accompanying notes are an integral part of these financial statements.

OptiCon Systems, Inc.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Year Ended June 30, 2006 and the Period October 22, 2004
(Date of Inception) through June 30, 2005 (Audited)
and
For the Six Months Ended December 31, 2006 and 2005, and the Period
October 22, 2004 (Date of Inception) through December 31, 2006 (Unaudited)

1. Business and Summary of Significant Accounting Policies

The nature of the business and a summary of the significant accounting policies in conformity with accounting principles generally accepted in the United States of America, and consistently applied in the preparation of the accompanying financial statements are as follows:

(a) Development Stage Enterprise

OptiCon Systems, Inc. (“the Company”) was formed as a Nevada corporation on October 22, 2004. The Company initially planned to establish a business plan, and to obtain capital through the issuance of common stock, but will consider other equity type securities and debt instruments to increase working capital.

The Company is a development stage company dedicated to selling and/or licensing a fiber optic management software system under the name OptiCon Network Manager, originally developed, and acquired from Corning Cable System, Inc. through a related company, FutureTech Capital, LLC ("FutureTech").

On July 29, 2005, the stockholders of the Company entered into an agreement to exchange 100% of the outstanding common stock of the Company, for common and preferred stock of Hathaway Corporation, a publicly traded company, at which time, the Company became a wholly owned subsidiary of Hathaway Corporation.

Since the Company's formation on October 22, 2004, the Company has been in the development stage, and has been engaged primarily in developing its accounting system, hiring employees, acquiring and developing assets, developing markets, etc., while raising capital to carry out its business plan. The Company expects to continue to incur significant operating losses and to generate negative cash flow from operating activities while developing its customer base and establishing itself in the marketplace.

The Company's ability to eliminate operating losses and to generate positive cash flow from operations in the future will depend upon a variety of factors, many of which it is unable to control. If the Company is unable to implement the Company’s business plan successfully, it may not be able to eliminate operating losses, generate positive cash flow, or achieve or sustain profitability, which would materially adversely affect its business, operations, and financial results, as well as its ability to make payments on its debt obligations.

(b) Basis of Accounting

The Company maintains its financial records and financial statements on the accrual basis of accounting, in conformity with generally accepted accounting principles in the United States of America. The accrual basis of accounting provides for matching of revenues and expenses in the period they were earned and incurred.

(c) Revenue Recognition

The Company is principally in the business of licensing fiber optic management software, OptiCon Network Manager. In accordance with Statement of Position 97-2 - Software Revenue Recognition, revenue from licensing the software will be recognized upon installation and acceptance of the software by customers. When a software sales arrangement includes rights to customer support, the portion of the license fee allocated to such support is recognized ratably over the term of the arrangement, normally one year. Revenue from professional services arrangements will be recognized in the month in which services are rendered over the term of the arrangement.

(d) Cash and Cash Equivalents

As of June 30, 2006 and 2005, the Company had cash of $1,386 and $-0- respectively with which to satisfy any future cash requirements. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or designated for assets acquisitions, and certificates of deposit that have an original maturity of three months or less when purchased, to be cash equivalents.

(e) Fair Value of Financial Instruments

The carrying amount of cash equivalents, trade payables and loan payable approximates their respective fair value at June 30, 2006 because of the short maturity of these instruments. There were no outstanding financial instruments at June 30, 2005.

(f) Property and Equipment

Property and equipment are recorded at historical cost. Depreciation is computed on the straight-line method over estimated useful lives of the respective assets, ranging from three to five years. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon the Company's most recent analysis, management believes that no impairment of property and equipment exists at June 30, 2006. The Company had no property and equipment at June 30, 2005.

(g) Capitalized Software Development Costs

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, under which certain software development costs incurred subsequent to the establishment of technological feasibility may be capitalized and amortized over the estimated lives of the related products. Capitalization of computer software costs is discontinued when the computer software product is available to be sold, leased, or otherwise marketed. Amortization begins when the product is available for release to customers. Software development costs will be amortized based on the estimated economic life of the product. Capitalized software costs amounted to $187,332 at June 30, 2006.

(h) Impairment of Intangible Assets

Periodically, the Company assesses the recoverability of the Company’s intangible assets, consisting of the OptiCon Network Manager software and its trademark, and record an impairment loss to the extent that the carrying amounts of the assets exceed its fair value. Based upon management's most recent analysis, the Company believes that no impairment of the Company’s tangible or intangible assets exist at June 30, 2006. The Company had no intangible assets at June 30, 2005.

(i) Stock Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows the measurement of compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. The Company has elected to account for employee stock options using the intrinsic value method under APB 25. By making that election, the Company is required by SFAS 123 to provide pro forma disclosures of net loss as if a fair value based method of accounting had been applied.

(j) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

(k) Income Taxes

The Company records federal and state income tax liability in accordance with SFAS 109 - Accounting for Income Taxes. Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(l) Advertising Costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations as incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. The Company did not have any direct-response advertising costs for the year ended June 30, 2006 or for the period October 22, 2004 (date of inception) to June 30, 2005.

(m) Earnings (Loss) Per Share

Basic EPS is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is similarly calculated, except that the denominator includes common shares that may be issued subject to existing rights with dilutive potential, except when their inclusion would be anti-dilutive.

Based on an estimated current value of the Company’s stock being equal to or less than the exercise price of the warrants, none of the shares assumed issued upon conversion of the warrants, nor any of the stock assumed issued under the Company's 2004 Non statutory Stock Option Plan, are included in the computation of fully diluted loss per share, since their inclusion would be anti-dilutive.

On April 4, 2006, the Board of Directors approved a 1 for .30107143 reverse split of the Company's outstanding $.001 par value common stock. The number of shares outstanding and the loss per share calculations have been retroactively restated for the reverse stock split for all periods presented.

(n) Unaudited Financial Statements

The balance sheet as of December 31, 2006, the statements of operations for the six month periods ended December 31, 2006 and 2005 and the statements of cash flows for the three and six month periods ended December 31, 2006 and 2005, have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted as allowed by such rules and regulations, and the Company believes that the disclosures are adequate to make the information presented not misleading. The results of operations for the three and six months ending December 31, 2006 are not necessarily indicative of results expected for the full year ending June 30, 2007. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in financial position at December 31, 2006 and for all periods presented, have been made.

(o) Impact of Recently Issued Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123(R) (revised 2004), Share-Based Payment. This statement replaces SFAS No. 123 and supersedes APB Opinion No. 25.

The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company has adopted SFAS No. 123(R) in the accompanying financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges Of Nonmonetary Assets, An Amendment Of APB Opinion No. 29 ("SFAS No. 153"). SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, Accounting for Nonmonetary Transactions, provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 became effective for the Company as of July 1, 2005. The Company will apply the requirements of SFAS No. 153 on any future nonmonetary exchange transactions.

In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47 Accounting For Conditional Asset Retirement Obligations--An Interpretation of FASB Statement No. 143 ("FIN No. 47"). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. FIN No. 47 is effective for us no later than December 31, 2005. The Company does not expect that the adoption of FIN No. 47 will have a material impact on the Company’s financial condition or results of operations.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This statement applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement that does not include explicit transition provisions. SFAS No. 154 requires that changes in accounting principles be retroactively applied instead of including the cumulative effect in the statement of operations. The correction of an error will continue to require financial statement restatement.

A change in accounting estimate will continue to be accounted for in the period of change and in subsequent periods, if necessary. SFAS No. 154 is effective for fiscal years beginning after December 31, 2005. The Company does not expect the adoption of this SFAS No. 154 to have a material impact on the Company’s financial condition or results of operations.

In February 2006, FASB issued SFAS No. 155. This accounting standard permits fair value re-measurement for any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify them as freestanding derivatives or as hybrid financial instruments containing an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year beginning after September 15, 2006. We currently are assessing the impact of SFAS No. 155 on our results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, which addresses the accounting for servicing assets and liabilities. SFAS No. 156 is effective at the beginning of an entity’s first fiscal year beginning after September 15, 2006. We do not expect SFAS No. 156 to have a material effect on our results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), effective for fiscal years beginning after December 15, 2006.  FIN 48 requires a two-step approach to determine how to recognize tax benefits in the financial statements where recognition and measurement of a tax benefit must be evaluated separately.  A tax benefit will be recognized only if it meets a “more-likely-than-not” recognition threshold.  For tax positions that meet this threshold, the tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.  We are currently evaluating the impact of adopting FIN 48, and have not yet determined the significance of this new rule to our overall results of operations, cash flows or financial position.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) 157 Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expanded disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No. 157 on our result of operations and financial position.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) 158 Employers’ Accounting for Defined Benefit Pension and Other postretirement Plans—an amendment of FASB Statements no. 87, 88, 106, and 132(R). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Also, requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer that is a business entity and sponsors one or more single-employer defined benefit plans is required to recognize the funded status of a benefit plan in its statement of financial position; recognize other components not recognized by FASB 87 or 106; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position.; and disclose addition information. The effective dates for publicly traded companies are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. A non-publicly traded company is required to adopt the recognition and disclosure provisions of this statement as of the end of the fiscal year ending after June 15, 2007. We do not expect SFAS No. 158 to have a material effect on our results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB No. 108), Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements.  SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides a one-time cumulative effect transition adjustment.  SAB No. 108 is effective for the Company’s June 30, 2007 financial statements.  The Company is currently assessing the potential impact that the adoption of SAB No.108 will have on the Company’s financial statements.  The adoption of SAB No. 108 is not expected to materially impact the Company's financial statements.

2. Going Concern

For the year ended June 30, 2006, the Company incurred a net loss of $656,885. For the periods October 22, 2004 (date of inception) through June 30, 2006, the Company has incurred a cumulative net loss of $677,885. As of June 30, 2006, the Company had $732,670 of negative working capital and $1,386 of cash with which to satisfy any future cash requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company depends upon capital to be derived from future financing activities such as loans from its parent company, and its officers and directors, subsequent offerings of its common stock or debt financing in order to operate and grow the business. There can be no assurance that the Company will be successful in raising such capital. The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company’s business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to grow the business. There may be other risks and circumstances that management may be unable to predict.

3. Purchase of Assets

On August 19, 2004, the Company entered into an agreement with FutureTech to purchase all rights title and interest in the OptiCon Network Manager, a fiber optic network management software system, certain computer equipment and the OptiCon trademark (“Acquired Assets”) in exchange for the issuance of 84,000,000 shares (25,290,000 shares after the reverse stock split of April 4, 2006) of its common stock. After the exchange, FutureTech owned eighty-four percent of the Company's issued and outstanding common stock. At the time of the agreement, FutureTech did not own the Acquired Assets. The Agreement became effective upon FutureTech consummating an agreement to purchase the Acquired Assets from Corning Cable Systems, LLC. On July 26, 2006, FutureTech consummated an agreement with Corning Cable Systems, LLC for the acquisition of the Acquired Assets in exchange for $100,000 in cash.

The Company recorded the purchase of the Acquired Assets at $100,000, in accordance with SFAS No. 153 - Exchanges of Non-monetary Assets, and SEC Staff Accounting Bulletin No. 48 Topic 5-G, which generally requires that non-monetary assets exchanged by promoters or shareholders for all or part of a company’s common stock be recorded at the transferor’s historical cost basis determined under generally accepted accounting principles. The purchase price was allocated as follows:

OptiCon fiber optic management software	$89,000
Computer equipment	5,000
Collateral documentation related to the software	5,000
Trademarks	1,000
$100,000

4. Intangible Assets

Intangible assets consist of the following at June 30:
2006
OptiCon fiber optic management software	$186,332
Trademarks	1,000
$187,332

On July 26, 2005, the Company purchased the OptiCon Network Manager software system from FutureTech for $100,000. At the time of the purchase, the software system was out of date and had to be updated and integrated with current business software systems, before it could be distributed to customers. During the year ended June 30, 2006, the Company allocated direct labor costs, and indirect costs and expenses of $92,332 relating to this effort. At June 30, 2006, the software system was not yet available for distribution to customers; therefore, no amortization was recorded during the year.

5. Accrued Expenses

Accrued expenses at June 30, 2006 and 2005 were as follows:

2006

Accrued Salaries	$531,250
Accrued Vacations	38,500
Payroll Tax Liabilities	38,272
Accrued Consulting	10,500
Accrued Interest	3,304
Other accruals	2,000
$623,826

6. Related Parties Disclosures

(a) Accrued Salaries - Officers and Director

The Company accrued compensation payable to J. Marshall Batton, its president, Douglass D. Wright, its senior vice president of sales, and Mr. Saeed Talari, one of the Company’s directors in the aggregate amount of $50,000 per month, based on their respective employment agreements commencing August 1, 2005. As of June 30, 2006, the accrued compensation amount, net of actual payments of $68,750 was $531,250. As of June 30, 2006, the Company also accrued vacation pay to these three individuals, under their employment agreements, in the amount of $38,500.

(b) Loan from Related Party

On September 6, 2005, Mr. Talari, one of the Company’s directors agreed to make advances to the Company as an interim unsecured loan for operational capital up to a maximum of $350,000, with interest at the rate of 5% per annum, based on amounts advanced from time to time, payable annually. At June 30, 2006, the outstanding amount of the loan was $107,550. The Company also accrued interest on this loan in the amount of $3,304 at June 30, 2006.

Mr. Talari has the option to convert any part of the principal and/or interest outstanding into the Company’s common stock at a thirty percent discount of the last five (5) days’ average bid price, once the Company becomes fully reporting and trading in a national market.

(d) Office Space

During the Company's initial stage, it had limited need for use of office space or equipment. On August 25, 2005, the Company entered into a 6-month lease agreement for office space at $1,813 per month, plus taxes and ancillary services. Since the termination of the lease, Mr. Batton, the president of the Company has provided office space at no cost to the Company. Rent expense for year ended June 30, 2006 and period October 22, 2004 (date of inception) through June 30, 2006 was $13,458 and $-0- respectively.

7. Non-Cash Transactions

During the period October 22, 2004 (inception) to June 30, 2005, the Company issued 4,817,143 and 1,505,357 shares of its common stock to its founders in exchange for organizing efforts and services, valued at $16,000 and $5,000 respectively.

On July 26, 2005, the Company issued 25,290,000 shares of the Company’s common stock to FutureTech in exchange for the OptiCon Network Manager software and other assets valued at $100,000, the price paid FutureTech.

8. Stock Issuances

During the period October 22, 2004 (inception) to June 30, 2005, the Company issued 4,817,143 and 1,505,357 respectively of the Company's common shares (post split) to its founders in exchange for organizing efforts and services. The estimated value of the services was $16,000 and $5,000, respectively.

On July 26, 2005, the Company issued 25,290,000 shares (post split) of the Company’s common shares to FutureTech in exchange for the OptiCon Network Manager software originally developed, and acquired from Corning Cable System, Inc. by FutureTech along with other assets. The value of the software and other assets was recorded based on the original cash purchase price of $100,000 paid by FutureTech.

9. Stock Options and Warrants

On December 2, 2005, the Company granted Series A Warrants to two unrelated individuals, (see “Bentley Securities Agreement”), to purchase 69,000 shares, of which 36,000 shares were subject to the 1-for-.30107143 reverse stock split of April 4, 2006, at an exercise price of $1.10 per share ($3.65 after the reverse stock split). All of the Warrants expire on November 11, 2011. All of the Warrants granted during the year were non-qualified fixed price warrants.

The following table summarizes the activity related to the stock purchase warrants for the year ended June 30, 2006 and for the period from October 22, 2004 (inception) to June 30, 2006:

Weighted Average
	Shares		Exercise Price		Exercise Price
		Stock	per Share		per Share
	Warrants	Options	Warrants	Options	Warrants	Options
Outstanding at October 22, 2004	-	-	-	-	-	-
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Canceled or expired	-	-	-	-	-	-
Outstanding at June 30, 2005	-	-	-	-	-	-
Granted	10,839	-	$3.65	-	$1.73	-
Exercised	-	-	-	-	-	-
Canceled or expired	-	-	-	-	-	-
Outstanding at June 30, 2006	10,839	-	$3.65	$-	$1.73	$-
Granted	33,000		$1.10	$-	$1.73	$-
Exercised	-	-	-	-	-	-
Canceled or expired	-	-	-	-	-	-
Outstanding December 31, 2006 (unaudited)	43,839	-	$1.73	$-	$1.73	$-
Exercisable at June 30, 2005	-	-	$-	$-	$-	$-
Exercisable at June 30, 2006	10,839	-	$3.65	$-	$3.65	$-
Exercisable at December 31, 2006 (unaudited)	33,000	-	$1.10	$-	$1.10	$-

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the warrants because there is no market for the Company's stock, and none has been issued recently, and the Company have not been able to identify a similar publicly held company that can be used as a benchmark. Instead, the Company the expected price and range of the Company’s stock, and have assessed volatility at maximum. Using the Black-Scholes-Merton option pricing model, management has determined the warrants issued during the current year have a calculated value of $0.50 per share.

Total compensation costs associated with the warrants issued for the year ended June 30, 2006 is $17,999 and will be recognized over the service period. The following are the weighted average assumptions for warrants granted: Dividend rate of zero percent; risk-free interest rate of five percent; expected lives of five years; and expected price volatility of 400 percent.

10. Stock Option Plan

On October 22, 2004, the Company adopted a 2004 Non statutory Stock Option Plan (“Option Plan”) for the benefit of its key employees (including officers and employee directors), consultants and affiliates. The Option Plan is intended to provide those persons who have substantial responsibility for the management and growth of the Company with additional incentives and an opportunity to obtain or increase their proprietary interest in the Company, encouraging them to continue in employment.

The Board of Directors authorized 4,000,000 shares (1,204,186 shares after the 1-for-.30107143 reverse stock split on April 4, 2006) of the Company's common stock to be set aside, which may be issued under the Option Plan. As of June 30, 2006, no shares have yet been issued under the Option Plan.

11. Stock Exchange Agreement

On July 29, 2005, the Company and all of its stockholders entered into an Stock Exchange Agreement (“Agreement”) with Hathaway Corporation (“Hathaway”), a publicly traded company, whereby the Company’s stockholders agreed to exchange 105,000,000 shares (31,612,500 shares after the reverse stock split) in exchange for 100 percent of the Company’s issued and outstanding common stock for 9,600,000 restricted common shares and 30,400,000 Preferred Series A shares of Hathaway, at which time, the Company became a wholly owned subsidiary of Hathaway. The preferred shares have a right of conversion into common stock in twelve months.

The number of shares subject to the exchange of one share of Hathaway for 2.625 shares of the Company was determined based on the opening trading price of Hathaway of $1.05 per share.

According to the Agreement, Hathaway has the option to appoint the Company’s current officers as officers of Hathaway by assuming their duties and responsibilities in accordance with their respective employment agreements with the Company.

12. Income Taxes

There is no current or deferred income tax expense or benefit allocated to continuing operations for the years ended June 30, 2006 or for the period October 22, 2004 (date of inception) through June 30, 2005.

The income tax provision differs from the amount of tax determined by applying the federal statutory rate as follows:

	Period October 22, 2004 (date of inception) through June 30, 2005	Year Ended June 30, 2006	Period October 22, 2004 (date of inception) through June 30, 2006

Income tax benefit at statutory rate	$(5,250)	$(164,221)	$(169,471)
Increase (decrease) in income tax due to:
State income taxes, net	-	-	-
Change in valuation allowance	-	164,221	164,221
All other	5,250	-	5,250
	$0	$0	$0

Net deferred tax assets and liabilities were comprised of the following:

Deferred tax asset (liability), current:
Accrued salary	$132,813
Accrued vacation pay and others	13,076
Payroll tax liability	6,666
Valuation allowance	(152,554)

$0

Deferred tax asset (liability), non-current:
Net operating loss	$11,874
Property and equipment	(206)
Valuation allowance	(11,667)

$0

The Company has not recognized an income tax benefit for its operating losses generated through June 30, 2006 based on uncertainties concerning the Company’s ability to generate taxable income in future periods. The tax benefit is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

For financial statements purposes, the Company has accumulated losses of $677,885 from inception through June 30, 2006, which can be used to offset future income though 2021.

For income tax purposes, the Company has available a net operating loss carry-forward of $47,494, which will expire, unless used to offset future federal taxable income through 2021.

13. Commitments and Contingencies

(a) Abacus Capital LLC Agreement

On October 8, 2004, the Company entered into an agreement with Abacus Capital, LLC (“Abacus”) whereby Abacus is to act as the Company's non-exclusive agent, on a best efforts method, to arrange equity capital or such other form of financing as the Company's deem appropriate, and/or to source an acquisition target, joint venturer or strategic partner.

The term of the agreement is for six months and is extended automatically for additional three-month period, unless it is terminated in writing.

The amount payable to Abacus is dependent upon which activity and the level of consideration, as defined in the Agreement ranges from two percent to ten percent with certain limitations. The Company agreed to pay Abacus a non-refundable retainer fee of $10,000 per month during the term of this Agreement, including extensions, commencing upon the first transfer of consideration to the Company. Cumulative retainer fees would be deducted from cash fees earned.

In addition, the Company agreed to issue Abacus common share warrants in an amount equal to two percent of the cash fees based on the selling price of the common shares on the public market as of the day of closing of any transaction. The warrants would have a two year term and be convertible to registered common shares.

The Company also agreed to issue Abacus non-restricted common shares equal to twenty percent of the Company’s issued and outstanding common stock upon acceptance of a minimum of $500,000 in aggregate consideration or upon acceptance of an agreement to merge with a candidate introduced to us by Abacus.

(b) Employment Agreements

J. Marshall Batton

On December 1, 2004, the Company entered into a two-year Employment Agreement (Agreement) with J. Marshall Batton, one of the Company's directors and its chief executive officer and president. The Agreement is automatically extended for an additional one-year period without further action from the Company or the executive. The Agreement became effective August 1, 2005. The Agreement provides for (a) a base salary of $25,000 per month, (b) a signing bonus equal to one month salary, (c) a $2,000 per percentage point bonus (based on increase in monthly sales/corporate sales goal, as established by the Board of Directors, from the prior month), (d) four weeks vacation within one year the starting date, and (e) all group insurance plans and other benefit plans and programs made available to the Company’s management employees.

The Agreement provides the employee with the preemptive right to maintain an undiluted four percent interest in the Company's outstanding common stock, if the Company issues more than 30,107,143 shares of common stock (post split) by purchasing additional shares at $0.00033 per share (post split). This commitment survives the Agreement in perpetuity and can only be terminated by the voluntary resignation of the employee.

Saeed ("Sam") Talari

On December 1, 2004, the Company entered into a two-year Employment Agreement (Agreement) with Mr. Talari, one of the Company's directors. The Agreement is automatically extended for an additional one-year period without further action from the Company or the executive. The Agreement became effective August 1, 2005. The Agreement provides for (a) a base salary of $7,000 per month, (b) a signing bonus equal to one month salary, (c) four weeks vacation within one year the starting date, and (d) all group insurance plans and other benefit plans and programs made available to the Company’s management employees.

Douglass W. Wright

On December 1, 2004, the Company entered into a two-year Employment Agreement (Agreement) with Douglass W. Wright, one of the Company's directors and its senior vice president of sales. The Agreement is automatically extended for an additional one-year period without further action from the Company or the executive. The Agreement became effective August 1, 2005. The Agreement provides for (a) a base salary of $18,000 per month, (b) a signing bonus equal to one month salary, (c) a $2,000 per percentage point bonus (based on increase in monthly bookings/corporate booking goal, as established by the Board of Directors, from the prior month), (d) three weeks vacation within one year the starting date, and (e) all group insurance plans and other benefit plans and programs made available to the Company’s management employees.

(c) Operating Leases

Since inception through August 2005, the Company was inactive and therefore did not require office space. On August 24, 2005, the Company entered into a lease agreement for office space, housing its operating offices, pursuant to a six-month lease with an unrelated landlord, at approximately $2,243 per month, including applicable sales tax and miscellaneous services. The lease was not renewed. Since the expiration of the office lease in February 2006, Mr. Batton, the Company’s president, has provided temporary office space at no cost to the Company.

(d) Agreement for Services

Bentley Securities Agreement

On November 11, 2005, the Company entered into an agreement with Bentley Securities Corporation (“Bentley”) whereby Bentley is to act as the Company's exclusive financial advisor and placement agent to use its best efforts to arrange equity capital or such other form of financing or commitments for financing as the Company's deem appropriate.

The term of the agreement is for six months and is extended automatically unless it is terminated in writing. The Agreement was extended mutual consent and was terminated on August 31, 2006.

In the event that the Company closes a financing or financing commitment, within eightteen months after the termination of the agreement, with any investor introduced to the Company by Bentley, the Company agreed to pay Bentley the fees described below.

As compensation for Bentley’s services, the Company agreed to pay Bentley (1) a non-refundable retainer of 10,000 warrants to purchase its common shares at $1.10 per share for the first month, (2) 10,000 warrants for the next 2 months, and 6,000 for the next three months to purchase the Company’s common shares at $1.10 per share, and (3) a success fee in cash of 6.5% of the total gross financing or financing commitment arranged by Bentley. As of June 30, 2006, the Company issued 36,000 warrants (10,839 warrants after the reverse stock split) to the principals of Bentley, and recorded compensation for services in the amount of $17,999. The Agreement was extended through September 30, 2006, and the Company issued a total of 69,000 warrants (43,839 warrants after the reverse stock split) to the principals of Bentley, and recorded compensation for services in the amount of $16,500.

The Company also agreed to indemnify and hold harmless Bentley, its affiliates and their respective officers, directors, employees and controlling persons to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses, actions, proceedings or investigations, or threats thereof based upon, relating to or arising out of the Company's agreement, except for settlement of claims without the Company’s consent, and to the extent they resulted from willful misconduct, bad faith or gross negligence of the indemnified entity.

(e) Others Agreements

Management Solutions International, Inc.

On April 25, 2006, the Company appointed Management Solutions International, Inc. (“MSI”) as the Company’s non-exclusive agent to sell the Company’s OptiCon Network Manager software to customers in Europe and the Middle East on a best efforts basis. The appointment is for one year, automatically renewed for an additional six months, unless terminated by either party in writing thirty days prior to the expiration of the initial term. The Company would pay MSI a commission of ten percent of amounts collected for sales facilitated by MSI.

Preemptive Stock Rights

On December 1, 2004, the Company signed employment agreements with two individuals, who are also shareholders, to become the Company’s chief operating officer and vice president of development. The agreements will become effective once the Company has secured minimum funding levels to commence operations, and upon approval by the Board of Directors.

The Agreements provides these two individuals with the right to maintain an undiluted four percent interest in the Company’s outstanding common stock, if the Company issues more than 30,107,143 shares of common stock (post split) by purchasing additional shares at $0.00033 per share (post split). This contractual provision has been effective since December 1, 2004 by approval of the Board of Directors.

14. Subsequent Events

Joint Distribution Agreement

On September 1, 2006, the Company entered into a Joint Distribution Agreement (“Agreement”) with Anritsu Corporation of Japan (Anritsu) whereby each party grants the other the non-exclusive right to sell to its respective end-user customers a remote fiber test system that is comprised in part or in whole of Anritsu’s remote test units that tests the integrity of a telecommunications network (RTU), and software which controls, monitors and integrates with the RTU and with the Company’s fiber option management system.

The Agreement provides for a non-exclusive right to market, distribute, export and sell the Anritsu and OptiCon products (“Contractual Products”) listed therein, with the corresponding distribution prices of these products that one party would charge the other. Additional products may be added to the list, and prices may change only after ninety days notice. The Agreement also provides for exclusivity regarding to any third party products that are competitive with the Contractual Products manufactured by each party.

The term of the Agreement is for one year, and unless terminated in writing at least ninety days prior to its expiration date, the term is automatically extended for consecutive one year periods, until notice of non-renewal is provided by either party.

PART III

Item 1. Index to Exhibits

Description of Exhibit

3.A.01	Articles of Incorporation
3.B.01	By-Laws

10.D      Distribution Agreements

10.D.01	Management Solutions International, Inc.
10.D.02	Anritsu Corporation

10.E      Employment Agreements

10.E.01	J. Marshall Batton
10.E.02	Saeed ("Sam") Talari
10.E.03	Douglass W. Wright
23.B	Consent of Wheeler, Herman, Hopkins & Lagor, P.A., Independent Public Accountants
24	Power of Attorney (included on signature page of Registration Statement)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Opticon Systems, Inc.

By: /s/ J. Marshall Batton
J. Marshall Batton, Chief Executive Officer,
Chief Operating Officer and President

March 2, 2007

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John M. Batton such person's true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including any post-effective amendment thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or would do in person, hereby ratifying and conforming all that said attorney-in-fact and agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 2, 2007
/s/ J. Marshall Batton
J. Marshall Batton
Chief Executive Officer, Chief Operating Officer and Director

Date: March 2, 2007
/s/ R. Derek Haake
R. Derek Haake
Director

Date: March 2, 2007
/s/ Cristino L. Perez
Cristino L. Perez
Chief Financial Officer

Date: March 2, 2007
/s/ Saeed Talari
Saeed Talari
Director